


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                           --------------------------

                              ITO-YOKADO CO., LTD.
                          (Kabushiki Kaisha Ito-Yokado)
   (Exact name of Issuer of deposited securities as specified in its charter)

                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)
                         ------------------------------

                               JPMorgan Chase Bank
             (Exact name of depositary as specified in its charter)

                1 Chase Manhattan Plaza, New York, New York 10081
                            Tel. No.: (212) 552-4944
       (Address, including zip code, and telephone number of depositary's principal offices)
                           --------------------------

                               JPMorgan Chase Bank
                                 ADR Department
                       1 Chase Manhattan Plaza, 40th Floor
                            New York, New York 10081
                            Tel. No.: (212) 552-4944
     (Address, including zip code, and telephone number of agent for service)
                           --------------------------

                                    Copy to:

                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates, LLP
                         555 Madison Avenue, 11th Floor
                            New York, New York 10022

     It is proposed that this filing become effective under Rule 466

        [X] immediately upon filing        [ ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

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=============================================================================================================
                                                                                 Proposed Maximum
                                                           Proposed Maximum      Aggregate
                                              Amount       Offering              Offering          Amount of
Title of Each Class of                   to be Registered  Price Per Unit (1)    Price (2)         Registration
Securities to be Registered                                                                        Fee
-------------------------------------------------------------------------------------------------------------
American Depositary Shares
evidenced by American Depositary
Receipts, each American Depositary
Share representing one share
of common stock of Ito-Yokado
Co., Ltd.                                50,000,000       $0.05               $2,500,000        $203
=============================================================================================================


(1) Each unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee.
Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.


                                      I-1




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                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

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
                                                                            Location in Form of American Depositary
Item Number and Caption                                                     Receipt Filed Herewith as Prospectus
-----------------------                                                     ------------------------------------
   (1)  Name and address of Depositary                                      Introductory paragraph
   (2)  Title of American Depositary Receipts and                           Face of American Depositary Receipt, top
        identity of deposited securities                                    center

Terms of Deposit:
(i)     Amount of deposited securities represented by                       Face of American Depositary Receipt, upper
        one unit of American Depositary Shares                              right corner
(ii)    Procedure for voting, if any, the deposited                         Articles (12) and (14)
        securities
(iii)   Collection and distribution of dividends                            Article (13)
(iv)    Transmission of notices, reports and proxy                          Articles (11) and (12)
        soliciting material
(v)     Sale or exercise of rights                                          Articles (13) and (14)
(vi)    Deposit or sale of securities resulting from                        Articles (13) and (16)
        dividends, splits or plans of reorganization
(vii)   Amendment, extension or termination of the                          Articles (18) and (19)
        Deposit Agreement
(viii)  Rights of holders of receipts to inspect the                        Article (3)
        transfer books of the Depositary and the list of
        Holders of receipts
(ix)    Restrictions upon the right to deposit or                           Articles (1), (2), (4), (6), (15), (16) and (17)
        withdraw the underlying securities
(x)     Limitation upon the liability of the Depositary                     Introductory paragraph and Articles (1), (2),
                                                                            (4), (7), (16) and (17)
(3)     Fees and Charges                                                    Article (20)

Item 2.  AVAILABLE INFORMATION

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                                                                            Location in Form of American Depositary
Item Number and Caption                                                     Receipt Filed Herewith as Prospectus
-----------------------                                                     ------------------------------------
(b) Statement that the issuer of the deposited                              Article (11)
    securities specified above is subject to the periodic
    reporting requirements of the Securities Exchange
    Act of 1934 and, accordingly, files certain reports
    with the Commission



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



                                   Prospectus

    THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY
    RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE
                       SECURITIES AND EXCHANGE COMMISSION



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





                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

         (a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

         (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.


         (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

         (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

         (e) Certification under Rule 466.

Item 4. UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.




                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 28, 2003.


                                Legal entity created by the agreement
                                for the issuance of American Depositary
                                Receipts evidencing American Depositary
                                Shares for shares of common stock of
                                Ito-Yokado Co., Ltd.


                                JPMORGAN CHASE BANK, Depositary



                                By: /s/ Jordana Chutter
                                    ----------------------------------------
                                    Name: Jordana Chutter
                                    Title: Vice President



                                      II-2



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                        INDEX TO EXHIBITS

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  Exhibit                                                                  Sequentially
  Number                                                                  Numbered Page
  -------                                                                 -------------
 (a)     Form of ADR

 (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

 (e)     Rule 466 Certification
